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                            Filed by PSINet Inc.
                            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities
                            Exchange Act of 1934
                            Commission File No.: 0-25812

                            Subject Company: Metamor Worldwide, Inc.
                            Commission File No.: 0-26970


On March 22, 2000, at 11:00 a.m. U.S. EST, PSINet Inc. hosted a press briefing by telephone, the text of which is included below:

PSINet - Metamor Analyst Conference Call
Bill Schrader, Pete Wills, Peter Demeris, Dave Campbell
Wednesday, March 22, 2000
Remarks as prepared for delivery
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Good morning and thank you all for joining us today for an announcement critical to the future of PSINet - one that will help us solidify our position as the world's premiere Internet Super Carrier.

Before I begin, my lawyers require me to read the following:

Statements in this press release regarding forward looking statements that state PSINet's management's intentions, hopes, beliefs, expectations, or predictions of the future, or that discuss any other contingent future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1996. In particular, such statements include those regarding the potential benefits of their business models, current and proposed service offerings, and key performance metrics.

PSINet's actual results could differ materially from those projected in such forward-looking statements because of changes in business strategies, integration programs, rapid changes in the market, and changes in the scope of PSINet's client engagements.
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For additional information and risk factors including factors that could cause actual results to differ materially from those in forward-looking statements, we ask you refer to the recent documents filed by PSINet with the Securities and Exchange Commission.

When I first announced our Internet Super Carrier strategy last Fall in New York City, I outlined an aggressive plan to turn PSINet into the partner of choice for businesses around the world to leverage the Internet for maximum advantage.

To recap, the four aspects of the Internet Super Carrier are:

 . A collection of global e-commerce hosting centers collocated with our points of presence in the world's top business markets;

 . Wholly-owned IP infrastructure that provides reliable service at the best cost basis;

 . A global brand name supported by local language sales and service and provisioning; and

, An extensive global distribution system supported by sales personnel, value-added resellers, systems integrators and Web design professionals.

Today, I'm pleased to announce an acquisition that will significantly strengthen the final two legs of our ISC strategy, and enable PSINet to offer a complete portfolio of IP communications, hosting, out-sourced applications, and system integration services.

Last night, PSINet executed an agreement to acquire Metamor Worldwide, one of the fastest growing and leading providers of IT services in the world.

Metamor, headquartered in Houston, Texas, has more than 70 offices with over 4,500 employees worldwide. Once integrated, this move will provide PSINet with a global staff of information technology consultants, as well as an unmatched suite of industry-leading solutions for Internet access, Web hosting, systems integration, eCommerce and applications outsourcing.

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

In addition, the acquisition also gives PSINet an interest in Xpedior, an independent, publicly traded company. Xpedior provides innovative and comprehensive e-business solutions to Global 2000 companies and emerging Internet businesses. In particular, Xpedior concentrates its efforts on the heavy lifting involved in linking legacy back office systems to Web front ends to enable its customers to conduct business-to-business and business-to-consumer applications over the Internet.

In the end, our acquisition of Metamor and Xpedior will go a long way toward strengthening our status as an Internet Super Carrier - the type of company that I believe will be the partner of choice for e-business in the 21st century.

It will be PSINet, and only PSINet that will be able to offer a bundled array of access, hosting, business-to-business eCommerce, communications, IT consulting, outsourcing, and system integration services.

Joining me on this conference call today are several of the principals involved in the transaction. Next, we will hear from Harold S. (Pete) Wills, President and Chief Operating Officer of PSINet. Pete will provide an overview of the terms of the transaction, as well as go into further detail about the incredible new operating strengths of the new PSINet.

After that, we'll hear from Peter Demeris, Chairman and CEO of Metamor Worldwide. Peter will give us more details on Metamor's products and services - the ones that will be able to take incredible advantage of PSINet global network and hosting centers -- as well as its business units and customer base.

Finally, we'll hear from David Campbell, President and CEO of Xpedior, who will outline their operations and just how their products and services will help fill out the PSINet solution set.

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

At that time I'll return to wrap things up, and we'll be ready to begin the Q&A. With that, I'd like to introduce PSINet President and Chief Operating Officer, Pete Wills.

Pete.

Thanks Bill.

First, I'd like to briefly outline the terms of the deal. After that, I'll review some of the incredible new opportunities the acquisition of Metamor will present for PSINet, and wrap things up by outlining some of the revenue and expense synergies we can expect to enjoy as a result of the merger.

On March 21st, PSINet agreed to acquire Metamor Worldwide for the equivalent of $1.9 billion in an all-stock transaction.

This roughly translates into each outstanding share of Metamor Worldwide being converted into 0.90 shares of PSINet - an implied price of $45 per share based on our price at the close of the market yesterday, and approximately a 190% premium on yesterday's market close for Metamor Worldwide.

The transaction will be structured under the purchase method of accounting, and will be tax-free to shareholders. Under certain circumstances, if the merger is not completed, a $45 million breakup fee will apply. The deal, of course, is subject to approval by the shareholders of both companies.

In addition, PSINet has agreed to invest $50 million in 8.50% convertible preferred securities in Metamor's e-business subsidiary, Xpedior, convertible into 1.33 million shares at a conversion price of $37.50 per share.

Pending approval by our respective shareholders, there is little doubt that this new combination is a true "category killer" - a company that is poised to dominate its market

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

space and become the dominant provider of IP communications and outsourced and managed solutions to middle market companies.

There are several key strategic and financial reasons for this deal.

First, the new company will provide incredible new cross-selling opportunities for the combined product line. PSINet has about 90,000 enterprise customers - and only about 5,000 are completely "Web-centric." The vast majority of the remainder present an incredible new opportunity for Metamor's combined product set.

Second, the new company will set the stage for rapid global expansion. PSINet already has a global network in place and can provide Metamor's sales force with local market knowledge, space, bandwidth and customers leads in 27 telecom markets around the world.

Meanwhile, Metamor has over 80 offices worldwide with multiple knowledge centers staffed with highly experienced systems integration and software engineers, including an operation in India that can help PSINet's attack the emerging e-business market in that country.

Third, we expect the merger to also accelerate the development and deployment of new e-business and IP services across the combined product line to meet total customer requirements.

Fourth, by working together, the new company will speed its entry into high margin ASP and managed service offerings.

Fifth, as Web hosting becomes the platform of choice for eCommerce solutions, we expect PSINet will be able to capitalize on the migration of legacy ERP systems to hosted solutions.

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

In addition, we expect to realize significant synergies on both the revenue and expense side. We should experience significant savings on internal PSINet IT projects, as well as significant incremental savings on Metamor's data communications costs, and on consolidation of the combined public company and back office operations.

There are also considerable advantages in terms of revenue flow. With the consolidation, PSINet will be able to reduce the variability of cash flow by adding products and services to the mix that produce recurring revenue on a per project basis. In addition, the character of the services offered by Metamor are inherently "stickier" than the PSINet product set - a factor that will help drive up customer retention rates as well as increase the amount of revenue generated per customer.

Next, I'd like to introduce Peter Demeris, Chairman and CEO of Metamor Worldwide. Peter will go into greater detail concerning Metamor's operations, and how they are attacking the $349 billion global market for IT services.

Peter.

Thanks Pete. I'm pleased to be able to join you today for this announcement. Clearly, the combination of PSINet and Metamor Worldwide will be able to accomplish more working together than we ever could have separately.

First, let me review our operations. As Bill said earlier, Metamor Worldwide is a leading provider of IT solutions to large and mid-sized organizations around the world. We currently employ over 4,000 people in 80 offices in the US, India, Europe and Asia.

1999 revenue and EBITDA were $547 million and $62 million respectively. We provide a broad range of IT solutions for our customers, including:

 .  E-business;

 .  Customized software and applications development;

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 .  24x7 hosting and IT support systems;

 .  Network integration; and

 .  Training and technical documentation.

Vertical markets that we serve include:

 .  Financial services;

 .  Health care and Pharmaceuticals;

 .  Industrial and manufacturing;

 .  Retail and distribution;

 .  Telecom; and

 .  Government at all levels.

Meatamor Worldwide consists of five business units:

 .  Global Solutions;

 .  Enterprise Solutions;

 .  Industry Solutions;

 .  European Solutions; and

 .  Xpedior - our comprehensive e-business solutions subsidiary.

I'll outline the products and services that each unit provides with the exception of Xpedior - which Dave Campbell will handle after I finish.

Our Global Solutions unit provides mission-critical systems maintenance and enhancement, as well as application development and Internet, Extranet and Web-enablement. Our customers for this unit include such Fortune 500 multinationals as Bank of America, GTE and Nabisco.

The Enterprise Solutions unit provides a range of enterprise value chain services, including a comprehensive array of ERP services like: implementation, training and

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

change management; application outsourcing services; as well as offshore operations and maintenance. It also offers ERP "bolt-ons" that enable business-to-business supply chain management as well as business-to-consumer customer relationship management. In addition, Enterprise Solutions also offers a full suite of enterprise application integration services like data warehousing, data mining, business intelligence and business analysis. Customers of this unit include HP, Goodyear, SAP, Nestle, Westinghouse, and Panasonic.

Our Industry Solutions unit is focused on providing IT solutions to targeted vertical markets. In particular, it concentrates on federal, state and local governments, as well as finance, manufacturing and transportation. Customers of this unit include the states of Virginia and Florida, as well as Lockheed Martin, GE, IBM, Sprint, 3M and Bell South.

Our European Solutions unit provides a complete suite of IT consulting services for a wide range of businesses across the continent. Products and services include: application development; network engineering and supervision; development of messaging systems and groupware networks; server management assistance (including audit, migration, supervision and security); outsourcing; knowledge management; and ERP implementation and change management. Like our other units, our European operations boast a wide range of multinational and Fortune 500 companies.

Standing alone, Metamor Worldwide is a formidable player in the IT services market, and represents one of the largest reservoirs of IT talent in the industry. However, once this talent and knowledge base is married to the global network and operations of PSINet, we will have the making of a global powerhouse. A powerhouse that is able to leverage a global network of hosting centers and worldwide infrastructure to deliver the broadest array of services to all of the top business markets in the world, and meet the total requirements of the business customer that seeks to utilize the Web and all its efficiencies.

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

Next, I'd like to introduce Dave Campbell, President and CEO of our e-business subsidiary, Xpedior, to describe in detail the operations, products and services of that business.

Dave.

Thanks Peter.

Xpedior provides innovative and comprehensive e-Business solutions to Global 2000 companies and emerging Internet businesses. We use our Xpedior process and our reusable solutions, or Xpediators, to deliver a broad range of services designed to help our clients succeed in the emerging networked economy.

We combine extensive technical expertise with strategy consulting and creative design to enable our clients to capitalize on the communications power and transaction efficiencies of the Internet. Since 1994, Xpedior has demonstrated its ability to develop e-Business solutions that allow our clients to generate new revenue and operate more efficiently.

1999 revenues and EBITDA were $143 million and $12 million respectively.

Xpedior currently serves over 300 clients, including Citibank, HP, MCI and Sears. Our extensive experience providing e-Business solutions has enabled us to develop and evolve our Xpedior process and suite of Xpediators. This process is a five step methodology for delivering solutions to our clients.

Our Xpediators are a collection of proven, reusable solutions, including software architectures, components and applications that we leverage in delivering a broad range of services.

Our professionals work out of five solutions centers based throughout the U.S. where they are able to share expertise and best practices to develop and deliver Internet

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

technology solutions. By combining our Xpedior process and Xpediators with our solution centers, we are able to reduce our clients' time to market and maximize the quality of our products and services.

Our e-Business solutions integrate one or more of the following services, customized to fit our client's particular needs:

 .  Digital business strategy;

 .  eCommerce;

 .  Digtial branding;

 .  e-Business intelligence;

 .  e-Business applications and integration;

 .  e-Business technology management;

 .  e-Business networks; and

 .  Enterprise portals and knowledge management.

Xpedior currently employs over 1,400 individuals in 14 U.S. markets, as well as the U.K., Australia and Canada. Over the past six years we have developed extensive expertise in the financial services, healthcare, media, and publishing, retail and distribution and telecommunications industries. Xpedior can leverage this expertise in delivering our solutions and marketing our services to potential new clients.

For Xpedior, this merger means an explosion in new opportunities. By working together with the PSINet sales force, we will not only be able to offer front end solutions to over 90,000 PSINet corporate accounts around the world, we will also be able to offer more complex back office integration services. In this case, services that truly create new efficiencies and generate profits and improved customer service for our client base.

Clearly, this merger is a natural fit and offers opportunities that Xpedior could never have generated on its own, and I'm proud of the value our employees have built into our company to make it such an attractive partner for PSINet.

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

Thanks Bill, and we're happy to be on board.

Thanks David. Now, I would like to spend the remainder of our call this morning taking questions from our listeners. Is the operator there?

                                   *  *  *  *

A proxy statement/prospectus will be filed by PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("MWI") with the Commission as soon as practicable. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc., 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 1999 Special Meeting of Shareholders filed with the Commission on August 31, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MWI with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 16, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties

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that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.

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